Mail Stop 3720

December 7, 2006

Via U.S. Mail and Fax (972-8-9324334)
Ben-Tsur Joseph
Chief Executive Officer and
Chief Financial Officer
Inrob Tech, Ltd.
1515 Tropicana Ave.
Suite 140
Las Vegas, NV 89119

> RE: **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Filed March 31, 2006, and**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **Filed May 15, 2006,**
> **File No. 0-49950**

Dear Mr. Joseph:

We have reviewed your supplemental response letter dated August 9, 2006 as well as your filings and have the following comments. As noted in our comment letter dated July 21, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Forms 10-KSB for the year ended December 31, 2006

Report of Independent Registered Accounting Firm, page F-2

1. We note your response to our previous comment number 1. It is still unclear to us how Davis Accounting Group met the PCAOB standards to be the principle auditor in its audit of the 2005 financial statements. Please advise us in detail. Also explain to us any anticipated changes in Davis Accounting Group's audit procedures in connection with its audit of the 2006 financial statements.

Balance Sheet, page F-3

2. We note your response to our previous comment number 2 and the related disclosure in your financial statements, including Notes (4) and (8). We understand as the first

step in your recapitalization, Inrob Israel acquired 2,057,415 shares of common stock of Western Gaming Corporation for $475,000 on the behalf of Mr. Joseph. The shares were transferred immediately to Mr. Joseph in exchange for a promissory note in the same amount. The decision to have Inrob Israel acquire the shares of Western Gaming Corporation on Mr. Joseph's behalf, rather than Mr. Joseph acquiring them directly, appears to be have been made by him in his capacity as the sole Director and stockholder of Inrob Israel. Therefore, we continue to believe this is akin to a capital distribution and as previously requested, we request that you reflect the promissory note as a deduction from equity. Please revise or advise.

Statements of Stockholders' Equity, page F-5

3. We note your prior response number 3. We also note that the accounting for a reverse acquisition is similar to a stock split; therefore, you must restate all periods presented—including those prior to the reverse acquisition—to give effect to the number of shares issued in the recapitalization transaction.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlpage, Accountant Branch Chief, at (202) 551-3364 if you have questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director